As filed with the SEC on May 15, 2002

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC FILE NUMBER

000-22750

NOTIFICATION OF LATE FILING

[X] Form 10-QSB

For the Quarterly Period Ended March 31, 2002

Part I               Registrant Information

Full Name of Registrant:            Royale Energy, Inc.

Address of Principal Executive Office (Street and Number)

7676 Hazard Center Drive
Suite 1500
San Diego, CA 92108

Part II             Rules 12b-25(b) and (c)

            (a)        The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

            (b)        The subject Report on Form 10-QSB will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III            Narrative

            The Report on Form 10-QSB for Royale Energy, Inc., (the Company) for the quarterly period ended March 31, 2002, is due to be filed on May 15, 2002.  The Company needs additional time to file an accurate quarterly report.  The Company expects that its Form 10-QSB will be filed before May 20, 2002.

Part IV            Other Information

            (1)        Name and telephone number of person to contact in regard to this information.

Lee Polson	(512) 499-3600

            (2)        Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[X] Yes	[ ] No

            (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes	[X] No

Signatures

            Royale Energy, Inc. has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royale Energy, Inc.

Date: May 15, 2002	Stephen Hosmer
Stephen Hosmer, Chief Financial Officer